WESTLAKE CHEMICAL PARTNERS LP

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

VIA EDGAR

March 9, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Augustin

Re:	Westlake Chemical Partners LP

Registration Statement on Form S-3, filed March 4, 2026

File No. 333-294019

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Westlake Chemical Partners LP (the “Partnership”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-294019) (the “Registration Statement”). The Partnership respectfully request that the Registration Statement become effective as of 4:05 p.m., Eastern Time, on March 11, 2026 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Clayton M. Heery at (713) 546-7487.

[Signature Page Follows]

Very truly yours,

WESTLAKE CHEMICAL PARTNERS LP

/s/ L. Benjamin Ederington
L. Benjamin Ederington
Executive Vice President, Legal and External Affairs

cc:	Ryan J. Maierson, Latham & Watkins LLP

Nick S. Dhesi, Latham & Watkins LLP

Clayton M. Heery, Latham & Watkins LLP

[Signature Page to Acceleration Request]